UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)

                              NETWOLVES CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.0033 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    64120V102
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                                 (CUSIP Number)

                                  Leon Frenkel
                            c/o TRIAGE Management LLC
                                 401 City Avenue
                                    Suite 526
                              Bala Cynwyd, PA 19004
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 16, 2003
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. __

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Explanatory Note:

         Triage Management LLC, a Delaware limited liability company ("TM"), Triage Capital Management, L.P., a Delaware limited partnership ("TCML"), Triage Offshore Fund, Ltd., a Cayman Islands limited corporation ("TOF"), TRIAGE Advisors, LLC, a Delaware limited liability company ("TA"), OTA LLC, a Delaware limited liability company ("OTA"), Periscope L.P., a Delaware limited partnership ("Periscope"), Leon Frenkel, a United States citizen ("Frenkel"), and Alla Frenkel, a United States citizen, as an individual and as custodian for the Max Pasternack UGMA and as custodian for the Zoe Pasternack UGMA ("Alla Frenkel," and together with TM, TCML, TOF, TA, OTA, Periscope, and Frenkel, the "Reporting Persons") hereby amend the signature pages of their Schedule 13D Amendment No. 1 (the "First Amendment") for Netwolves Corporation, a New York corporation, for the sole purpose of adding Alla Frenkel's conformed signature to the signature pages of the First Amendment. The last signature block on the second page of the signature pages should read as follows:


Dated: September 24, 2003             /S/ ALLA FRENKEL
                                   ---------------------------------------------
                                   Alla Frenkel, on behalf of herself and as
                                   Custodian for the Max Pasternack UGMA and as
                                   Custodian for the Zoe Pasternack UGMA

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to the Schedule 13D is true, complete and correct.

Dated:   September 24, 2003          TRIAGE Management LLC




                                     By:   /S/ LEON FRENKEL
                                         ---------------------------------------
                                         Name:   Leon Frenkel
                                         Title:  Managing Member


Dated: September 24, 2003            TRIAGE Capital Management, L.P.


                                     By:  /S/ LEON FRENKEL
                                        ----------------------------------------
                                         Name:   Leon Frenkel
                                         Title:  Senior Managing Member


Dated: September 24, 2003            TRIAGE Offshore Fund, Ltd.


                                     By:  /S/ LEON FRENKEL
                                        ----------------------------------------
                                         Name:   Leon Frenkel
                                         Title:  Senior Managing Director


Dated: September 24, 2003            TRIAGE Advisors, LLC


                                     By:  /S/ LEON FRENKEL
                                        ----------------------------------------
                                         Name:   Leon Frenkel
                                         Title:  Managing Member


Dated: September 24, 2003            OTA LLC


                                     By:  /S/ RICHARD CAYNE
                                        ----------------------------------------
                                         Name:   Richard Cayne
                                         Title:  General Counsel


                                    PAGE 1-B

Dated: September 24, 2003            Periscope L.P.


                                     By:  /S/  LEON FRENKEL
                                        ----------------------------------------
                                         Name:   Leon Frenkel
                                         Title:  General Partner


Dated: September 24, 2003                /S/ LEON FRENKEL
                                     -------------------------------------------
                                     Leon Frenkel



Dated: September 24, 2003               /S/ ALLA FRENKEL
                                     -------------------------------------------
                                     Alla Frenkel, on behalf of herself and as
                                     Custodian for the Max Pasternack UGMA and
                                     as Custodian for the Zoe Pasternack UGMA



                                    PAGE 2-B